SUB-ITEM 77D(g)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                          AIM VARIABLE INSURANCE FUNDS


On September 28, 2001, the Board of Trustees (the board) of AIM Variable Insurance Funds on behalf of AIM V.I. Mid Cap Equity Fund approved a proposal that would permit the fund to use cash for risk management and to temper volatility on a regular basis.